Exhibit 99.1

Freeline Announces First Patient Dosed in the Phase 1/2 B-LIEVE Dose-Confirmation Trial in Hemophilia B

On track to complete dosing of the first cohort and share initial data by the end of the first half of 2022

On track to start pivotal Phase 3 trial in 2023

LONDON, March 9, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”) today announced that the first patient was dosed in its Phase 1/2 B-LIEVE dose-confirmation clinical trial of FLT180a for the treatment of hemophilia B, a debilitating genetic bleeding disorder caused by a deficiency in the clotting factor IX protein. FLT180a uses a potent and proprietary adeno-associated virus vector capsid (AAVS3) to deliver the functioning gene of a variant of human factor IX and restore normal blood clot formation.

Pamela Foulds, MD, Chief Medical Officer of Freeline, said, “We are optimistic that the combination of a low dose (7.7e11 vg/kg) of our high-expression AAVS3 capsid with a short prophylactic immune management regimen can get and keep hemophilia B patients in the normal range of Factor IX expression. This is a meaningful step towards realizing the potential of FLT180a to provide a functional cure through sustained, normalized FIX activity.”

Michael Parini, Chief Executive Officer of Freeline, said “We are very excited about this progress in our hemophilia B program as our enhanced focus on execution is starting to pay dividends to unlock the value of our clinical programs. In addition, this is the first patient Freeline has dosed in the U.S., which affirms our commitment to diversify our clinical trial footprint and build resiliency into our programs.”

“Looking ahead, we believe we have already identified enough patients to fully enroll the B-LIEVE trial via the ECLIPSE run-in study, and expect to complete the dosing of the first cohort and share initial results by the end of the first half of this year. We continue to progress against these key milestones as we chart the path toward a pivotal Phase 3 study of FLT180a, and currently plan to initiate start-up activities for that study in the first half of 2023,” Michael Parini continued.

The Company expects to report initial safety and biomarker data from the first dose cohort of the B-LIEVE trial in the first half of 2022. Should dosing of additional patients in the first dose cohort or dosing of the second cohort be necessary, Freeline expects those to be completed by the end of the third quarter of 2022. The Company expects to report further updated safety and biomarker data in both the second half of 2022 and the first half of 2023 and to initiate Phase 3 pivotal trial start-up activities in the first half of 2023.

About B-LIEVE Dose-Confirmation Trial

B-LIEVE is a Phase 1/2 dose-confirmation trial of FLT180a manufactured at commercial scale and using a starting dose of 7.7e11 vg/kg and a short course of prophylactic immune management with the goal of normalizing FIX levels. This dose was selected based on the results of B-AMAZE and multiple modeling approaches. Freeline expects the B-LIEVE trial will finalize a dose for the planned Phase 3 pivotal trial intended to consistently enable FIX expression in the normal range for patients with hemophilia B.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the US.

About FLT180a for Hemophilia B

The Freeline hemophilia B program, FLT180a, uses a potent, rationally designed capsid (AAVS3) containing an expression cassette encoding a gain of function Padua variant of human factor IX (FIX). FLT180a was studied in B-AMAZE, a Phase 1/2 dose-finding trial in patients with severe and moderately severe hemophilia B with the goal of normalizing FIX activity in patients with moderate and severe hemophilia. Patients treated in B-AMAZE are being followed in a long-term follow-up study. A Phase 1/2 dose-confirmation trial of FLT180a called B-LIEVE has been initiated.

About Hemophilia

Hemophilia is a genetic bleeding disorder caused by a deficiency in clotting factor protein that impairs blood clot formation. In hemophilia B, there is a deficiency of the clotting factor IX (nine) protein. Hemophilia B is an X-linked disease that mainly affects boys and men; however, women who carry an affected copy of the clotting factor gene may also experience symptoms. Hemophilia B affects about one in every 30,000 males. Hemophilia is classified as mild, moderate or severe, depending on the level of clotting factor VIII or IX in the blood, and is diagnosed through blood tests.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the timing, progress and results of the Company’s Phase 1/2 B-LIEVE dose-confirmation clinical trial of FLT180a and data readouts from that trial, whether the Company has identified a sufficient number of patients to fully enroll the B-LIEVE trial, whether a dose of 7.7e11 vg/kg will be successful in preserving FIX activity levels in the normal range, and the timing of the Company’s planned pivotal Phase 3 clinical trial of FLT180a. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

Arne Naeveke, PhD

Vice President, Head of Corporate Communications

arne.naeveke@freeline.life

+1 617 312 2521

IR Contact:

investor@freeline.life